UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               ACORN HOLDING CORP.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    004853107
                       -----------------------------------
                                 (CUSIP Number)


                                  June 6, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 004853107
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1.      NAME OF REPORTING PERSON

        ALLEN LANDERS, M.D.
- ---------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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        AGGREGATE AMOUNT        5.    SOLE VOTING POWER                97,520
        OF SHARES               ------------------------------------------------
        BENEFICIALLY            6.    SHARED VOTING POWER               4,000
        OWNED BY                ------------------------------------------------
        REPORTING               7.    SOLE DISPOSITIVE POWER           97,520
        PERSON                  ------------------------------------------------
                                8.    SHARED DISPOSITIVE POWER          4,000
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        101,520
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.5%
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12.     TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

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


Item 1.

      (a) Name of Issuer:

                  Acorn Holding Corp.

      (b) Address of Issuer's Principal Executive Offices:

                  2618 York Avenue
                  Minden, LA  71055

Item 2.

      (a) Name of Person Filing:

                  Allen Landers, M.D.

      (b) Address of Residence Address:

                  1385 York Avenue, #26F
                  New York, NY  10021

      (c)   Citizenship:

                  USA

      (d) Title of Class of Securities:

                  Common Stock, $0.01 par value

      (e) CUSIP Number:

                  004853107

Item 3. If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the status of the person filing:

                  Not applicable.

Item 4.     Ownership

      (a) Amount beneficially owned:

                  101,520 shares of Common Stock, of which 51,120 of such shares are held in the Allen Landers M.D., P.C. Profit Sharing Plan and Trust of which the Reporting Person is a member and the sole trustee.

      (b) Percent of class:

                  1.5%

      (c) Number of shares as to which the person has:

          (i)           Sole power to vote or to direct the vote:

                              97,250

          (ii)          Shared power to vote or to direct the vote:

                              4,000

          (iii)         Sole power to dispose or to direct the disposition of:

                              97,250

          (iv)          Shared power to dispose or to direct the disposition of:

                              4,000

Item 5.   Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control
          Person:

                  Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.   Notice of Dissolution of Group:

                  Not Applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 15, 2005


                                /s/ Allen Landers, M.D.
                                ----------------------------
                                Allen Landers, M.D.






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